

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2024

William Tooley
Chief Executive Officer
Enviro.Farm Systems Inc
18 Grant Street
Plymouth, MA 02360

> **Re: Enviro.Farm Systems Inc**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed June 3, 2024**
> **File No. 024-12397**

Dear William Tooley:

We have reviewed your amended offering statement and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 4, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed on June 3, 2024

Risk Factors
The subscription agreement has a forum selection provision..., page 6

1. We note your response to prior comment 4. Section 8(o) of Exhibit 4.1 appears to contain an exclusive forum provision for Plymouth County, Massachusetts, which will not apply to claims under the Securities Act or Exchange Act. The risk factor disclosure indicates Exhibit 4.1 contains an exclusive forum provision for state or federal courts located in South Dakota, which applies to claims under the Securities Act but not the Exchange Act. Please reconcile.

Use of Proceeds, page 27

2.   In regards to your capital sources and uses table, please address the following:

- For the 75% column, the gross offering proceeds less offering costs should be $17,461,250, rather than $17,521.250. Please revise accordingly.

- For the 50% column, we note the use of net proceeds line item is $11,586,250, whereas the individual components of the use of proceeds aggregate to $11,496,250. Please reconcile this difference.

- For the 25% column, we note the use of net proceeds line item is $5,711,250, whereas the individual components of the use of proceeds aggregate to $5,961,250. Please reconcile this difference.

Related Party Transactions, page 36

3.   We have reviewed your response to our prior comment 8. As previously requested, provide disclosure of your response in the filing, including the initial date the 15 million shares were issued to the founder and other share issuances or splits that subsequently increased the founder's shares to 125 million. We do note disclosure in Note F on page F-5 that the 125,000,000 shares are to be issued to the founder for services rendered. Please provide clear disclosure in this section as to the total founder shares issued, or to be issued, and the date thereof, as of the most recent filing date.

Experts, page 38

4.   Please revise to specifically disclose that the initial period is from June 24, 2023 (date of inception) to December 31, 2023. Your current disclosure does not state the date of the initial period.

       Please contact Beverly Singleton at 202-551-3328 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Geoffrey Kruczek at 202-551-3641 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing

cc: Arden Anderson, Esq.